

Mail Stop 3720

May 18, 2017

Alan B. Miller
Chief Executive Officer
Universal Health Services, Inc.
Universal Corporation Center
367 South Gulph Road
King of Prussia, PA 19406

      Re: Universal Health Services, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 28, 2017
               Form 8-K
               Filed April 25, 2017
               File No. 001-10765

Dear Mr. Miller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed April 25, 2017

Exhibit 99.1
Supplemental Statistical Information (unaudited)

1.   We note your response to comment three. In your next earnings release, please discontinue the presentation of EBITDAR margin for your Acute Care and Behavioral Health reporting segments. The Staff believes the adjustment to remove lease and rental expense to determine Operating income/margin ("EBITDAR margin") is inappropriate as such charges are normal, recurring cash operating expenses necessary to operate your

business. Please refer to Question 100.01 of the updated Non-GAAP Compliance
Disclosure and Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361, or me at (202) 551-3810 with any
questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications